April 12, 2012

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. Larry Greene

Re: Harris & Harris Group, Inc.

File Number 814-176

Dear Mr. Greene:

Filed herewith is the Schedule 14A, including the preliminary proxy statement and proxy card. We will file a definitive proxy statement after resolving any comments that you may have. We plan to mail the proxy materials to shareholders on approximately April 27, 2012. Please contact the undersigned at 212-582-0900, ext. 15 with any questions.

Sincerely,

/s/ Sandra Matrick Forman

Sandra Matrick Forman

General Counsel and Chief
Compliance Officer